Exhibit 99.1

Steakholder Foods Initiates Cultured Pork Development Using a
Porcine Cell Line with Significantly Greater Lifespan and Scalability

The new induced pluripotent porcine stem cell line (iPS) enables the company to continue diversifying its species portfolio and accelerate its market readiness for cultured pork production

Rehovot, Israel, August 23, 2022 — Steakholder Foods Ltd. (Nasdaq: STKH) (formerly MeaTech 3D: $MITC), an international deep-tech food company at the forefront of the cultured meat industry, is pleased to announce that it will begin developing cultured pork products from a new line of iPS porcine cells.

The new stem cell line was derived from sampled cells that were reprogrammed back into an embryonic-like pluripotent state. This enables one cell bank to become an unlimited and highly scalable source for developing any type of muscle or fat cells for cultured meat production.

Steakholder Foods has partnered with a leading iPS cell line provider in order to shorten its development timeline for structured pork products, such as bacon, pork chops and ham. Through a unique process of cell cultivation and 3D bioprinting, the company expects to achieve the taste, texture and mouthfeel of conventional pork.

Steakholder Foods’ proprietary 3D-bioprinting technology can produce structured meat with any muscle-to-fat ratio at an industrial rate of production and with pinpoint precision based on any desired shape, width or design.

Steakholder Foods will also produce ground pork products and pork biomass as an ingredient for hybrid food products, such as meatballs.

Steakholder Foods’ venture into cultured pork adds to the company’s already diverse product development activities which include cultured beef, chicken, fish, and seafood.

Arik Kaufman, Steakholder Foods’ Chief Executive Officer & Founder: “We are very excited to be adding porcine to our portfolio of species. Pork has tremendous market potential being that it is widely recognized as the most popular meat in the world.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Relations Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040